UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2017

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from             to

Commission File Number 1-12147

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THRIFT PLAN OF DELTIC TIMBER CORPORATION

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PotlatchDeltic Corporation

601 West First Avenue, Suite 1600,

Spokane, Washington 99201

Report of Independent Registered Public

Accounting Firms and Financial Statements

with Supplemental Information for

Thrift Plan of Deltic Timber Corporation

December 31, 2017 and 2016

TABLE OF CONTENTS

PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
SUPPLEMENTAL INFORMATION REQUIRED BY THE DEPARTMENT OF LABOR
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	10
SIGNATURE	11
EXHIBIT 23
Consent of Independent Registered Public Accounting Firms

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of

Thrift Plan of Deltic Timber Corporation

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Thrift Plan of Deltic Timber Corporation (Plan) as of December 31, 2017, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively, financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017, and the changes in net assets available for benefits for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information included in Schedule H, line 4(i) – schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information in the accompanying schedules, we evaluated whether the supplementary information, including its form and content, is presented in conformity with DOL’s Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplementary information in the accompany schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Spokane, Washington

June 28, 2018

We have served as the Plan’s auditor since 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension, Investment, and Employee Benefits Committee

Thrift Plan of Deltic Timber Corporation:

We have audited the accompanying statement of net assets available for benefits of the Thrift Plan of Deltic Timber Corporation (the Plan) as of December 31, 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Shreveport, Louisiana

June 28, 2017

Thrift Plan of Deltic Timber Corporation

Statements of Net Assets Available for Benefits

	December 31,
Assets	2017	2016
Cash and cash equivalents
SunTrust Bank FDIC Insured account	$3,337,495	$2,264,580
Participant directed investments at fair value
Registered investment company funds:
Vanguard 500 Index Admiral	4,525,819	3,886,866
T. Rowe Price Growth Stock R	3,430,695	2,604,550
Dreyfus Bond Market Index Inv	2,624,353	2,364,002
Federated Mid-Cap Index Svc	2,426,347	2,161,360
Janus Triton S	2,226,423	1,667,366
MFS Total Return R3	2,092,301	1,805,754
Putman Equity Income	2,091,147	2,007,554
MFS International Value R3	1,535,027	1,197,555
T. Rowe Price Target Date Retirement Funds (2020 - 2060)	1,469,852	786,865
Vanguard Developed Markets Index Inv	1,320,144	1,032,911
Royce Opportunity Fund Service	1,239,664	1,171,159
MFS New Discovery Value R3	303,903	100,582
American Century Growth A	—	299,547
Total registered investment company funds	25,285,675	21,086,071

Common stock: Stock Fund
Deltic Timber Corporation common stock	2,356,281	1,974,479
Murphy Oil Corporation common stock	168,998	277,345
Murphy USA common stock	94,313	122,618
Total common stock	2,619,592	2,374,442
Total participant directed investments at fair value	31,242,762	25,725,093

Liabilities
Accounts payable	7,384	3,073
Excess contributions payable to participants	5,653	10,339
Total liabilities	13,037	13,412

Net assets available for benefits	$31,229,725	$25,711,681

The accompanying notes are an integral part of these financial statements.

Thrift Plan of Deltic Timber Corporation

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2017	2016
Investment income:
Interest and dividend income	$1,524,189	$782,285
Net appreciation of fair value of investments	3,110,587	1,668,929
Investment income	4,634,776	2,451,214
Contributions:
Participant	1,289,222	1,092,445
Rollover	231,731	104,918
Employer	1,067,002	813,106
Total contributions	2,587,955	2,010,469
Less distributions and fees:
Distributions to participants	(1,602,450)	(2,029,562)
Administrative fees	(102,237)	(15,923)
Total distributions and fees	(1,704,687)	(2,045,485)
Net increase	5,518,044	2,416,198
Net assets available for benefits:
Beginning of year	25,711,681	23,295,483
End of year	$31,229,725	$25,711,681

The accompanying notes are an integral part of these financial statements.

Thrift Plan of Deltic Timber Corporation

Notes to Financial Statements

Note 1: Description of Plan

The following description of the Thrift Plan of Deltic Timber Corporation (“the Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a profit sharing, defined contribution plan covering each employee who is scheduled to work, or actually does work, 1,000 or more hours per year, and becomes eligible to participate following the completion of 30 days of service. Employees hired or rehired on or after January 1, 2015 or enter or reenter covered employment on or after January 1, 2015, will be an Automatic Active Participant and will be eligible for Automatic Employer Contributions beginning on the first day of the month following the date of satisfaction of eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan was administered by Deltic Timber Corporation’s (“the Company”) Pension, Investment, and Employee Benefits Committee (“Plan Administrator”), whose members are appointed by the Company’s Board of Directors. As described below, on February 20, 2018, the Company merged with Potlatch Corporation.  Upon merger, administration of the Plan became the responsibility of the PotlatchDeltic Benefits Committee.    SunTrust Bank (“SunTrust” or the “Trustee”), Nashville N.A. is the Plan’s trustee, and FASCore, LLC is the record keeper for the Plan.

Contributions

Contributions to the Plan include (a) employee tax-deferred, earnings-reduction contributions, (b) employee after-tax supplemental contributions, (c) employer matching safe harbor contributions, (d) rollovers from other qualified plans, and (e) Automatic Employer Contributions for employees hired or rehired on or after January 1, 2016.

A participant may contribute up to 50 percent of their eligible compensation to a tax-deferred account. Tax- deferred contributions may not exceed the annual Internal Revenue Service limit. The employer will make a safe harbor contribution on behalf of each participant who makes a tax-deferred contribution to the Plan. The safe harbor contribution will equal 100 percent of the first five percent of eligible compensation. In addition, for automatic active participants the automatic employer contribution is equal to four percent of the participants’ compensation for the pay period. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. The employer may make additional voluntary matching contributions at its discretion. No such additional voluntary contributions were made in 2017 or 2016.  Participants may also contribute to an after-tax supplemental account not to exceed 10 percent of eligible compensation. After-tax supplemental contributions are not matched by the employer. Participants direct the investment of    their contributions and employer matching contributions into various investment options offered by the Plan, including stock in the Company.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and (a) the Company’s contribution and (b) Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant’s portion of account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested accounts.

Vesting

For those employed on or after January 1, 2015, the employee will be 100 percent vested in the automatic employer contributions and investment returns of the automatic employer contributions after the employee completes three years of service, or if the employee is employed by the employer on or after the employee’s normal retirement age.

Payment of Benefits

Upon attaining normal retirement age, disability or death, the participant (or his/her beneficiary) has the option to receive payment equal to the value of the participant’s account in a lump sum, in installment payments not to exceed 20 years with each annual installment equal to at least 5 percent of the account balance, or in a combination of lump sum and installments (for pre-1987 after-tax contributions). For termination of service for reason other than retirement, disability, or death, a participant may receive the value of the vested account balance as a lump sum distribution.

Although the Plan is designed specifically for retirement, a participant may request an in-service withdrawal   from the Plan while actively employed. A participant may withdraw employee after-tax supplemental contributions, Pre-2005 employer matching contributions, Pre-1987 deductible contributions, or Post-1986 matching employee contributions at a minimum of $250. Withdrawals from these accounts are limited to once every 12 months. Pre-1987 matching employee contributions may be withdrawn at any time and at any amount. Participants may be required to bear the cost of any distribution fees associated with an in-service withdrawal.

A participant may withdraw employee tax-deferred contributions or rollovers from other qualified plans under IRS hardship provisions only. If a hardship withdrawal is taken, contributions are suspended for 6 months.

Employer contributions, employee tax-deferred or account earnings withdrawn from the Plan may be subject to a 10 percent penalty tax if the participant is not 59 1/2 years old or permanently disabled or has died.

Forfeited Accounts

Forfeitures may arise if a participant’s separation of employment occurred prior to 2005 or for Automatic Active Employees, if separation from service occurs before the three-year vesting period for the automatic employer contributions. During 2017, there were forfeitures of $27,366 and miscellaneous additions to forfeitures of $93,914, of which, $27,369 were used to offset employer contributions and $69,200 were transferred to pay plan expenses. At December 31, 2017, there were $24,753 in forfeited non-vested accounts, while at December 31, 2016, there were none.

Administrative Expenses

The Company pays most administrative expenses. Participant level fees are paid by the participant from the participant’s account within the Plan. In addition, certain investment related expenses are netted in the investment returns reported to the Plan.

Concentration of Investments

At December 31, 2017, three investments within the Plan each individually represented greater than 10% of the net assets available for benefits and together represented 36% of the net assets available for benefits. At December 31, 2016, two investments within the Plan each individually represented greater than 10% of the net assets available for benefits and together represented 25% of the net assets available for benefits.

Note 2 – Summary of Significant Accounting Policies Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at measurement date. See Note 3 for information on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date, and interest income is recorded on the accrual basis.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service are recorded as a liability with a corresponding reduction to contributions. At December 31, 2017 and 2016, $5,653 and $10,339, respectively, was accrued on the Statements of Net Assets Available for Benefits for excess contributions payable to participants.

Payment of Benefits

Benefits are recorded when paid.

Reclassification

Certain reclassifications have been made to the prior year’s financial statements to conform to current year’s presentation. These reclassifications had no effect on the net assets available for benefits.

Subsequent events

The Plan recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing the financial statements. The Plan’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after the statement of net assets available for benefits date and before the financial statements are issued.

On October 23, 2017, the Company announced a merger with Potlatch Corporation. The merger was finalized on February 20, 2018. The newly merged PotlatchDeltic Corporation currently has no plans to terminate the Plan or make any change to the eligibility provisions through 2018.

Note 3 – Fair Value Measurements

FASB ASC 820, “Fair Value Measurements and Disclosures,” establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•	If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

•	Cash equivalents: Valued at cost, which approximates fair value.

•

Registered investment company funds are valued at the daily closing price as reported by the fund. Registered investment company funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the plan are deemed to be actively traded.

•	Common stock: Valued at the closing price reported on the active market in which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2017 and 2016. There were no transfers between levels during 2017 or 2016.

	Investments at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents
Suntrust Bank FDIC insured account	$3,337,495	$—	$—	$3,337,495
Registered investment company funds
Total registered investment company funds	25,285,675	—	—	25,285,675
Total common stocks	2,619,592	—	—	2,619,592
Total investments	$31,242,762	$—	$—	$31,242,762

	Investments at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents
Suntrust Bank FDIC insured account	$2,264,580	$—	$—	$2,264,580
Registered investment company funds
Total registered investment company funds	21,086,071	—	—	21,086,071
Total common stocks	2,374,442	—	—	2,374,442
Total investments	$25,725,093	$—	$—	$25,725,093

Note 4 – Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 4, 2017, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (“IRC”).

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The administrator believes it is no longer subject to income tax examinations for years prior to 2015.

Note 5 – Parties-in-Interest and Related Party Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Company and certain others. Funds invested in the cash equivalent investment option are considered deposits of SunTrust Bank. SunTrust is the Trustee of the Plan; therefore, these transactions qualify as party-in-interest transactions. Additionally, investments in common stock of Deltic Timber Corporation, the Plan sponsor, are party-in- interest transactions.

Note 6 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 7 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statements of net assets available for benefits.

Note 8: Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2017 and 2016:

	2017	2016
Net assets available for benefits per the financial statements	$31,229,725	$25,711,681
Accrued administration fees	7,384	3,073
Excess contributions payable to participants	5,653	10,339
Net assets available for benefits per Form 5500	$31,242,762	$25,725,093

The following is a reconciliation of participant contribution per the financial statements to Form 5500 for the year ended December 31, 2017 and 2016:

	2017	2016
Participant contribution per the financial statements	$1,289,222	$1,092,445
Current year excess contribution due to paticipants	5,653	10,339
Prior year excess contributions due to participants	(10,339)	—
Participant contributions per Form 5500	$1,284,536	$1,102,784

Participant contributions in the financial statements have been reduced by excess contributions payable as of December 31, 2017 and 2016. The Form 5500 reports participant contributions of the cash basis.

The following is a reconciliation of administrative expenses per the financial statements to Form 5500 for the year ended December 31, 2017 and 2016:

	2017	2016
Administrative expenses per the financial statements	$102,237	$15,923
Change in administrative expenses payable	(4,311)	(185)
Administrative expenses per Form 5500	$97,926	$15,738

Thrift Plan of Deltic Timber Corporation

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Plan Sponsor's EIN:     71-0795870

Plan Number:         280099-01

	(b)	(c)	December 31, 2017
(a)	Identify of Issue, Borrower, Lessor, or Similar Party	Description, Including Maturity Date, Rate of Interest, Collateral, Par, Maturity Value, Number of Shares	(d) Cost	(e) Current Value
	Cash and cash equivalents
	SunTrust Bank (Cash or Cash equivalents)	SunTrust Bank FDIC Insured account	**	$3,337,495
	Shares in registered investment company funds:
	Vanguard Funds	Vanguard 500 Index Admiral	**	4,525,819
	T. Rowe Price Funds	T. Rowe Price Growth Stock R	**	3,430,695
	Dreyfus Funds	Dreyfus Bond Market Index Inv	**	2,624,353
	Federated Funds	Federated Mid-Cap Index Svc	**	2,426,347
	Janus Funds	Janus Triton S	**	2,226,423
	MFS Funds	MFS Total Return R3	**	2,092,301
	Putman Funds	Putman Equity Income	**	2,091,147
	MFS Funds	MFS International Value R3	**	1,535,027
	Vanguard Funds	Vanguard Developed Markets Index Inv	**	1,320,144
	Royce Funds	Royce Opportunity Fund Service	**	1,239,664
	T. Rowe Price Funds	T. Rowe Price 2020 R	**	526,981
	T. Rowe Price Funds	T. Rowe Price 2030 R	**	479,663
	MFS Funds	MFS New Discovery Value R3	**	303,903
	T. Rowe Price Funds	T. Rowe Price 2040 R	**	254,118
	T. Rowe Price Funds	T. Rowe Price 2060 R	**	119,446
	T. Rowe Price Funds	T. Rowe Price 2050 R	**	89,644
	Common stock:
*	Deltic Timber Corporation	Deltic Timber Corporation common stock	**	2,356,281
	Murphy Oil Corporation	Murphy Oil Corporation common stock	**	168,998
	Murphy Oil USA	Murphy USA common stock	**	94,313
				$31,242,762

*Represents a party in interest at December 31, 2017.

**The cost of participant-directed investments is not required to be disclosed.

Thrift Plan of Deltic Timber Corporation

Signatures

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized:

Thrift Plan of Deltic Timber Corporation

By	/s/ Jerald W. Richards
Jerald W. Richards
Vice President and Chief Financial Officer
On behalf of the administrator

Date: June 28, 2018